UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

WalkMe Ltd.
(Name of Issuer)

Ordinary shares, no par value
(Title of Class of Securities)

M97628107
(CUSIP Number)

Christopher Arthur Bulger Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY +44 (0) 20 7518 2800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: N. Nell Scott Orrick, Herrington & Sutcliffe LLP 107 Cheapside London EC2V 6DN England +44 20-7862-4600
June 18, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M97628107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMBLESIDE S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,404,955

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,404,955

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,404,955

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The percentage set forth in row (13) is based on 82,652,098 outstanding ordinary shares on March 31, 2021 after giving effect to its issuance of 9,250,000 ordinary shares in its initial public offering, as disclosed in the Issuer's Registration Statement on Form F-1 dated June 7, 2021 and filed with the Securities and Exchange Commission on June 7, 2021.

CUSIP No. M97628107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VITRUVIAN III LUXEMBOURG S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,404,955

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,404,955

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,404,955

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The percentage set forth in row (13) is based on 82,652,098 outstanding ordinary shares on March 31, 2021 after giving effect to its issuance of 9,250,000 ordinary shares in its initial public offering, as disclosed in the Issuer's Registration Statement on Form F-1 dated June 7, 2021 and filed with the Securities and Exchange Commission on June 7, 2021.

CUSIP No. M97628107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VIP III NOMINEES LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,404,955

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,404,955

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,404,955

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The percentage set forth in row (13) is based on 82,652,098 outstanding ordinary shares on March 31, 2021 after giving effect to its issuance of 9,250,000 ordinary shares in its initial public offering, as disclosed in the Issuer's Registration Statement on Form F-1 dated June 7, 2021 and filed with the Securities and Exchange Commission on June 7, 2021.

CUSIP No. M97628107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VIP III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,307,106

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,307,106

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,307,106

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The percentage set forth in row (13) is based on 82,652,098 outstanding ordinary shares on March 31, 2021 after giving effect to its issuance of 9,250,000 ordinary shares in its initial public offering, as disclosed in the Issuer's Registration Statement on Form F-1 dated June 7, 2021 and filed with the Securities and Exchange Commission on June 7, 2021.

CUSIP No. M97628107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VIP III CO-INVEST LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
65,590

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
65,590

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,590

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The percentage set forth in row (13) is based on 82,652,098 outstanding ordinary shares on March 31, 2021 after giving effect to its issuance of 9,250,000 ordinary shares in its initial public offering, as disclosed in the Issuer's Registration Statement on Form F-1 dated June 7, 2021 and filed with the Securities and Exchange Commission on June 7, 2021.

CUSIP No. M97628107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VITRUVIAN PARTNERS LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,372,696

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,372,696

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,372,696

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

(1) The percentage set forth in row (13) is based on 82,652,098 outstanding ordinary shares on March 31, 2021 after giving effect to its issuance of 9,250,000 ordinary shares in its initial public offering, as disclosed in the Issuer's Registration Statement on Form F-1 dated June 7, 2021 and filed with the Securities and Exchange Commission on June 7, 2021.

Item 1.  Security and Issuer.

This initial statement on Schedule 13D (this “Statement”) relates to the ordinary shares, no par value (“Ordinary Shares”), of WalkMe Ltd., a company formed under the laws of the State of Israel (the “Issuer”), whose principal executive offices are located at 1 Walter Moses St., Tel Aviv, 6789903, and its business telephone number is +972 (3) 763-0333.

Item 2.  Identity and Background.

(a)	This Statement is being jointly filed by:

(i)	Ambleside S.à r.l., a Luxembourg société à responsabilité limitée (“Ambleside”);
(ii)	Vitruvian III Luxembourg S.à r.l., a Luxembourg société à responsabilité limitée (“Vitruvian Luxembourg”) and sole shareholder of Ambleside;
(iii)
VIP III Nominees Limited, an England and Wales limited liability company (“VIP Nominees”) and in its capacity as nominee for and on behalf of VIP III LP, an English limited partnership and VIP III Co-Invest LP a Jersey limited partnership (collectively, the “Funds”), and sole legal shareholder of Vitruvian Luxembourg; and

(iv)
Vitruvian Partners LLP, an England and Wales limited liability partnership (“Vitruvian Partners”), manager of the Funds (as appointed by their respective general partners), and sole shareholder of VIP Nominees, with respect to (i) Ambleside's shareholding of 3,404,955 Ordinary Shares prior to the Issuer's initial public offering; and (ii) the acquisition by Vitruvian Partners, of legal title for and on behalf of the Funds, of 967,741 Ordinary Shares, a total of 4,372,696 Ordinary Shares.

Ambleside, Vitruvian Luxembourg, VIP Nominees, the Funds and Vitruvian Partners are hereinafter sometimes collectively referred to as the “Reporting Persons”. The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 99.1 hereto.

Set forth on Appendix A are the names and members of Vitruvian Partners, the general partners of the Funds and the directors and officers of Ambleside, VIP III Nominees and Vitruvian Luxembourg (collectively, the “Covered Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)
The address of the principal business office of VIP Nominees, VIP III LP and Vitruvian Partners is 105 Wigmore Street, London W1U 1QY, the address of the principal business office of VIP III Co-Invest LP is12 Castle Street St Helier Jersey JE2 3RT and the address of the principal business office of Ambleside and Vitruvian Luxembourg is 21, rue Philippe II, L-2340 Luxembourg. The address of the principal business office of each of the Covered Persons is set forth on Appendix A.

(c)
The principal business of Vitruvian Partners is to serve as the investment manager of the Funds. The principal business of VIP Nominees is to hold the equity interests of Vitruvian Luxembourg as nominee for the Funds, the principal business of Vitruvian Luxembourg is to hold the equity interests of Ambleside and other investments of the Funds and the principal business of Ambleside is to hold the Ordinary Shares. The principal occupation of each of the Covered Persons is set forth on Appendix A.

(d)
None of the Reporting Persons nor any of the Covered Persons, nor to the best of their knowledge, any of their respective directors, executive officers, general partners or managing members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons nor any of the Covered Persons, nor to the best of their knowledge, any of their respective directors, executive officers, general partners or managing members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Covered Persons is set forth on Appendix A.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons used the Funds' capital to fund the acquisition of 967,741 Ordinary Shares in connection with the Offering as further described in Item 4 below at a price per Ordinary Share of $31.

Item 4.  Purpose of Transaction.

(a)-(e)

The acquisition of the securities set forth in this Statement is for investment purposes only.

Prior to the Issuer's initial public offering of 9,250,000 ordinary shares as described in the Issuer's Final Prospectus under Rule 424(b)(4) filed with the SEC on June 16, 2021 (the “Offering”) Ambleside held 3,404,955 Ordinary Shares. In connection with the Offering, the Issuer requested that the underwriters of the offer make an issuer directed allocation of 967,741 Ordinary Shares to the Reporting Persons. The legal title to the allocation was taken up by Vitruvian Partners on behalf of the Funds at a price of $31 per Ordinary Share and the transaction and acquisition of the 967,741 Ordinary Shares was settled on June 18, 2021.

Michael Risman, the managing partner of Vitruvian Partners, is currently a Director of the Issuer. Pursuant to the articles of association of the Issuer in effect prior to the Offering, certain of the Issuer's shareholders, including Ambleside, had rights to appoint members of the Issuer's board of directors. Michael Risman was appointed by Vitruvian Directors I Limited on behalf of Ambleside. All rights to appoint directors terminated upon the closing the Offering and the adoption of new articles of association by the Issuer. However, currently serving directors, including Michael Risman, that were appointed prior to this Offering will continue to serve pursuant to their appointment until the annual general meeting of the Issuer's shareholders at which the term of their class of director expires.

The Reporting Persons are engaged in the investment business. From time to time, one or more of the Reporting Persons may make further acquisitions of Ordinary Shares or dispose of any or all of the Ordinary Shares beneficially owned by the Reporting Persons at any time.

Item 5.  Interest in Securities of the Issuer.

The information set forth in Items 2 and 3 and on the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a)
As of the date of this Statement, the total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Statement of the Ordinary Shares outstanding. The percentages used in this Statement are calculated based on 82,652,098 outstanding ordinary shares on March 31, 2021 after giving effect to its issuance of 9,250,000 ordinary shares in the Offering.

(b)	None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Ordinary Shares reported herein.

(c)	Except as set forth in this Statement, there have been no transactions in the Ordinary Shares effected during the past 60 days by any person names in Item 2 hereof.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Statement is incorporated by reference in its entirety into this Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated June 28, 2021, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2021	AMBLESIDE S.À R.L.

By: /s/ Gaël Sausy
Name: Gaël Sausy
Title: B Manager and Authorized Signatory

VITRUVIAN III LUXEMBOURG S.À R.L.

By: /s/ Gaël Sausy
Name: Gaël Sausy
Title: B Manager and Authorized Signatory

VIP III NOMINEES LIMITED

By: Vitruvian Partners LLP, its director

By: /s/ Robert James Sanderson
Name: Robert James Sanderson
Title: Partner

VIP III LP

By: Vitruvian Partners LLP, designated member of its general partner

By: /s/ Robert James Sanderson
Name: Robert James Sanderson
Title: Partner

VIP III CO-INVEST LP

By: Vitruvian Partners LLP, designated member of its general partner

By: /s/ Robert James Sanderson
Name: Robert James Sanderson
Title: Partner

VITRUVIAN PARTNERS LLP

By: /s/ Robert James Sanderson
Name: Robert James Sanderson
Title: Partner

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned individually acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of such person and that subsequent amendments to this statement on Schedule 13D may be filed on behalf of such person without the necessity of filing an additional joint filing agreement.

Dated: June 28, 2021	AMBLESIDE S.À R.L.

By: /s/ Gaël Sausy
Name: Gaël Sausy
Title: B Manager and Authorized Signatory

VITRUVIAN III LUXEMBOURG S.À R.L.

By: /s/ Gaël Sausy
Name: Gaël Sausy
Title: B Manager and Authorized Signatory

VIP III NOMINEES LIMITED

By: Vitruvian Partners LLP, its director

By: /s/ Robert James Sanderson
Name: Robert James Sanderson
Title: Partner

VIP III LP

By: Vitruvian Partners LLP, designated member of its general partner

By: /s/ Robert James Sanderson
Name: Robert James Sanderson
Title: Partner

VIP III CO-INVEST LP

By: Vitruvian Partners LLP, designated member of its general partner

By: /s/ Robert James Sanderson
Name: Robert James Sanderson
Title: Partner

VITRUVIAN PARTNERS LLP

By: /s/ Robert James Sanderson
Name: Robert James Sanderson
Title: Partner

Appendix A

Covered Persons

Name	Position(s)	Principal Business Address	Principal Occupation/Principal Business	Citizenship/Place of Organization
Michael Adam Risman	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom
David Louis Nahama	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United States of America
Torsten Claus Winkler	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	Germany
Stephen James Byrne	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	Republic of Ireland
Ian Riley	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom
Benjamin Clark Johnson	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom
Fabian Tobias Friedrich Georg Wasmus	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	Germany
Robert James Sanderson	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom
Thomas Studd	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom
Sophie Catherine Straziota	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom
Joseph O’Mara	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	Republic of Ireland

Name	Position(s)	Principal Business Address	Principal Occupation/Principal Business	Citizenship/Place of Organization
Vitruvian General Partner LLP	(1) General Partner of VIP III LP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	General Partner	England and Wales
Vitruvian Scotcar General Partner LLP	(1) General Partner of VIP III Co-Invest LP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	General Partner	Scotland
Vitruvian Directors I Limited	(1) A Manager of Ambleside S.à r.l. (2) A Manager of Vitruvian III Luxembourg S.à r.l. (3) Director of Vitruvian Directors II Limited (4) Director of Vitruvian Partners Limited	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Corporate Director	England and Wales
Vitruvian Directors II Limited	(1) Director of Vitruvian Directors I Limited (2) Director of Vitruvian Partners Limited	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Corporate Director	England and Wales
Gael Sausy	(1) B Manager of Ambleside S.à r.l. (2) B Manager of Vitruvian III Luxembourg S.à r.l.	c/o Ambleside S.à r.l. 21, rue Philippe II, L-2340 Luxembourg	Head of Vitruvian Luxembourg Operations	France
Philippe Salpetier	(1) B Manager of Ambleside S.à r.l. (2) B Manager of Vitruvian III Luxembourg S.à r.l.	c/o Ambleside S.à r.l. 21, rue Philippe II, L-2340 Luxembourg	Alter Domus, Director Sales & Relationship Management	Belgium
David Richy	B Manager of Vitruvian III Luxembourg S.à r.l.	c/o Vitruvian III Luxembourg S.à r.l. 21, rue Philippe II, L-2340 Luxembourg	IPI Luxembourg, Founder	Belgium

Name	Positions(s)	Principal Business Address	Principal Occupation/Principal Business	Citizenship/Place of Organization
Christopher Arthur Bulger	(1) Director and Secretary of Vitruvian Directors I Limited (2) Director and Secretary of Vitruvian Directors II Limited (3) Director and Secretary of Vitruvian Partners Limited	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	General Counsel	United Kingdom
Vitruvian Partners Limited
(1) Designated Member of Vitruvian General Partner LLP
(2) Designated Member of Vitruvian Scotcar General Partner LLP
(3) Director of Vitruvian Directors I Limited
(4) Director of Vitruvian Directors II Limited
		c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Private Equity Services Manager	England and Wales
Vitruvian Partners LLP	(1) Designated Member of Vitruvian General Partner LLP (2) Designated Member of Vitruvian Scotcar General Partner LLP (3) Director of Vitruvian Partners Limited	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	See Item 2(c)	England and Wales